VIA EDGAR

March 31, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Registration Statement on Form F-4 Filed December 3, 2024
File No. 333-284035

Dear Mr. Danberg:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated January 17, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission on December 23, 2024 (the “Registration Statement”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4.

The Company has revised the Registration Statement in response to the Staff’s comments and is concurrently submitting Amendment No.1 to Registration Statement on Form F-4 (the “Amended F-4”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Registration Statement on Form F-4 filed December 23, 2024

Background of the Business Combination, page 119

1.	We note your response to prior comment 2. Please address the following:

● We note that as of March 31, 2024, Alps has not commenced operations for its Car-T, NK Cells and blood testing segments. Please disclose if and when these operations have started subsequent to March 31, 2024;

Response: In response to the Staff’s comment, we respectfully advise the Staff that Alps has not commenced operations for its Car-T, NK Cells and blood testing services subsequent to March 31, 2024. We have revised our disclosure on page 122 of the Amended F-4 accordingly.

● Please specifically disclose on page 122 your basis for assuming that the NK Cell, Car-T and Mesenchymal Stem Cells treatments can be utilized under compassionate use at your projected scale and growth rate, as well as the current status of the pending regulatory approval.

Response: In response to the Staff’s comment, we have revised our disclosure on page 122 of the Amended F-4 to clarify and provide the basis for assuming that NK Cell, Car-T, and Mesenchymal Stem Cell treatments can be utilized under compassionate use at the projected scale and growth rate. Alps reiterates that this assumption is based on Alps’ interpretation of Malaysia’s regulatory framework, which permits the use of unregistered medicinal products under compassionate use, to address unmet medical needs. NK Cell, Car-T, and Mesenchymal Stem Cell treatments fall within the defined scope of CGTPs under the Malaysia’s regulatory framework. The projected scale and growth rates are premised on Alps’ understanding that compassionate use may proceed within this framework, subject to ongoing compliance with all applicable laws and regulations.

Additionally, we have included the disclosure regarding the current status of the regulatory approval applications for NK Cell, Car-T and Mesenchymal Stem Cells treatments on page 122 of the Amended F-4.

Executive Compensation

Globalink, page 266

2.	Please update your executive compensation disclosure to include compensation for Globalink’s most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on page 267 of Amendment No. 1 to the Form F-4 to disclose executive compensation for Globalink’s most recently completed fiscal year.

Note 9. Investment in Associates, page F-83

3.	We note your response to prior comment 4. Please revise and ensure that each column of the restated financial statements are labeled as “restated” on the face of each respective financial statement. In addition, please tell us what consideration you gave to providing financial information pursuant to Rule 3-09 of Regulation S-X in regards to your investment in Cilo Cybin Holdings Limited.

Response: In response to the Staff’s comment, we had revised the financial statement by labelling “restated” on the face of each respective financial statement.

Rule 3-09 of Regulation S-X, under the Securities and Exchange Commission (SEC) rules, mandates that a company must include separate audited financial statements for “significant” equity investments that are accounted for using the equity method in their consolidated financial statements. Investment in Cilo Cybin is significant, hence included the audited financial statement of Cilo Cybin from pages F-180 to F-209.

Exhibit 23.2, page EX-23

4.	If your auditor uses one consent to cover all three sets of financial statements for three entities, please have your auditor revise to clearly and separately refer to each entity name, the related financial statement periods consistent with the auditor’s report, and specific dates of auditor’s report including both original and updated report dates.

Response: In response to the Staff’s comment, we had revised the consent to clearly and separately refer to each entity name, the related financial statement periods consistent with the auditor’s report, and specific dates of auditor’s report including both original and updated report dates.

General

5.	We note your response to prior comment 7 and reissue the comment in part. Your disclosure states that you are “no longer in compliance with Nasdaq listing rules” and that “[f]ollowing the desilting of [y]our securities from the Nasdaq, PubCo may face increased difficulties and uncertainties in meeting the initial and continued listing requirement of Nasdaq...” You also disclose that Globalink’s units, common stock, public warrants and public rights are traded on the OTC Pink. Please revise to update your disclosure to clearly disclose that Globalink’s securities have been delisted from Nasdaq and whether you believe it is possible for Globalink to regain compliance with the continued listing requirements of Nasdaq. Additionally, because one of the conditions to the consummation of the business combination is the listing by Nasdaq of the PubCo ordinary shares and PubCo warrants and satisfaction of initial and continued listing requirements as disclosed on page 29, please update your disclosure to address whether you expect to be able to satisfy the conditions to the consummation of the business combination. If you plan to seek a waiver or amendment of this closing condition, please explain this clearly along with the associated risks.

Response: In response to the Staff’s comment, we have revised the disclosure in the risk factor titled “Our securities were suspended from trading and delisted from Nasdaq on December 17, 2024, following receipt of a delisting determination letter from Nasdaq on December 10, 2024. This could have significant material adverse consequences on us and our securities, including that it will negatively impact our ability to complete a Business Combination, will limit investors’ ability to make transactions in our securities and could subject us to additional trading restrictions” on page 77 of Amendment No. 1 to the Form F-4 and revised the cover page and throughout Amendment No. 1 Form F-4 to clearly disclose that (i) Globalink’s securities have been delisted from Nasdaq and we do not believe it is possible for Globalink to regain compliance with the continued listing requirements of Nasdaq or otherwise get listed on Nasdaq again prior to the Closing, and (ii) we expect to be able to satisfy the conditions to the consummation of the Business Combination and do not expect to seek a waiver or amendment of these closing conditions.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco